Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

STAGE STORES TO PRESENT AT THE CL KING 7TH ANNUAL BEST IDEAS CONFERENCE

HOUSTON, TX, September 10, 2009 - Stage Stores, Inc. (NYSE: SSI) announced today that Andy Hall, President and CEO, and Ed Record, Executive Vice President and CFO, will present at the CL King 7th Annual Best Ideas Conference on Thursday, September 17, 2009 at 8:00 a.m. EDT. The conference is being held in New York City at The Omni Berkshire Place Hotel.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's website at <u>www.stagestoresinc.com</u> and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days.

The PowerPoint presentation that management will use at the conference will be available for viewing in the Investor Relations section of the Company's website.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 751 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at <u>www.stagestoresinc.com</u>.

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